Exhibit 3.1

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

HEALTHTRONICS, INC.

I

The name of the Corporation is:

HealthTronics, Inc. (the “Corporation”)

II

The Corporation shall have authority to issue not more than One Thousand (1,000) shares of stock, to be designated as Common Stock, with a par value of $0.01 per share. The Common Stock shall have all voting rights under the Georgia Business Corporation Code (the “Code”), and shall be entitled to receive the net assets of the Corporation upon dissolution.

III

The Corporation’s registered office shall be in Fulton County. The street address of the Corporation’s registered office and the name of its registered agent at that office are:

CT Corporation System

1201 Peachtree Street, N.E.

Atlanta, Georgia 30361

IV

The mailing address of the principal office of the Corporation is:

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

V

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for any action taken, or any failure to take action, from and after the date hereof; provided, however, that such liability shall not be eliminated for:

(i)	any appropriation, in violation of the director’s duties, of any business opportunity of the Corporation;

(ii)	acts or omissions that involve intentional misconduct or a knowing violation of law;

(iii)	liability under Section 14-2-832 (or any successor provision or redesignation thereof) of the Code; or

(iv)	any transaction from which the director derived an improper personal benefit.

If at any time the Code shall have been amended to authorize the further elimination or limitation of the liability of a director, then the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Code, as so amended, without further action by the shareholders, unless the provisions of the Code, as amended, required further action by the shareholders.

Any repeal or modification of the foregoing provisions of this Article V shall not adversely affect the elimination or limitation of liability or alleged liability pursuant hereto of any director of the Corporation for or with respect to any alleged act or omission of the director occurring prior to such a repeal or modification.

VI

The Corporation shall indemnify to the fullest extent permitted by the Code any person who has been made, or is threatened to be made, a party to an action, suit, or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the Corporation), by reason of the fact that the person is or was a director or officer of the Corporation or serves, or served at the request of the Corporation as a director or an officer of another corporation, partnership, joint venture, trust or other enterprise. In addition, the Corporation shall pay for or reimburse any expenses incurred by such persons who are parties to such proceedings in advance of the final disposition of such proceedings, to the fullest extent permitted by the Code.

VII

Any issued and outstanding shares of stock of the Corporation which are repurchased by the Corporation shall become treasury shares, which shall be held in treasury by the Corporation until resold or retired and cancelled in the discretion of the Board of Directors. Any treasury shares which are retired and cancelled shall constitute authorized but unissued shares.

VIII

Any action required or permitted to be taken at a shareholders meeting may be taken without a meeting if the action is taken by one or more written consents by persons who would be entitled to vote at such a meeting and who hold shares having voting power to cast not less than the minimum number (or numbers in the case of voting groups) of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and vote.